UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Annual General Meeting of Shareholders and Proxy Statement, dated March 9, 2020

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on Thursday, April 23, 2020, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel, for the following purposes:

(1)	Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt and Tzipi Ozer Armon to serve as directors, effective as of the date of the Meeting, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;

(2)	Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company;

(3)	Approval of the award of equity-based compensation, consisting of restricted shares, to each director (who is not an officer or director of Israel Corporation Ltd.) serving in such capacity immediately following the Meeting, and to each other such director who may be duly appointed subsequent to the Meeting by the Company’s Board of Directors in 2020 (if any); and

(4)	Approval of an amendment to the Company’s Memorandum of Association and Articles of Association, to facilitate a change in the Company's formal name to "ICL" or to a similar name.

At the Meeting, we will also present and discuss our audited financial statements for the year ended December 31, 2019 as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2020, which may be accessed at www.sec.gov and via the “Investor” section of our Company’s website, www.icl-group.com, and as published on Magna (reference number 2020-02-018772).

Our Board of Directors recommends that you vote “FOR” the election of each of the director nominees set forth in Item 1 and each of the other proposals that are described in the attached Proxy Statement.

Shareholders of record at the close of business on March 19, 2020 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting. Shareholders of record who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly, no later than 48 hours before the Meeting, in the pre-addressed envelope provided. No postage is required if mailed in the United States. If a shareholder of record attends the Meeting, you may revoke your proxy (if previously submitted) and vote in person.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ISA”)) to the offices of the Company not less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If your shares are held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov or via the ISA’s electronic filing system at http://www.magna.isa.gov.il or the website of the TASE at http://maya.tase.co.il, and also at our offices during regular business hours, upon coordination (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3- 6844400). Our company’s representative is Aya Landman, Corporate Secretary (Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel; Tel: +972-3-6844197).

By Order of the Board of Directors,
Aya Landman, Adv.
ICL Corporate Secretary

Dated: March 9, 2020

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company,” "ICL," “we,” “us” or “our”) in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the 2020 Annual General Meeting of Shareholders (the “Meeting”), or at any postponement or adjournment thereof, pursuant to the accompanying Notice of 2020 Annual General Meeting of Shareholders. The Meeting will be held on Thursday, April 23, 2020, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22nd Floor, Tel Aviv, Israel.

Agenda Items

The agenda of the Meeting is to consider the approval of the following:

(1)	Election of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt and Tzipi Ozer Armon to serve as directors, effective as of the date of the Meeting until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal;

(2)	Reappointment of Somekh Chaikin, a member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company;

(3)	Approval of the award of equity-based compensation, consisting of restricted shares, to each director (who is not an officer or director of Israel Corporation Ltd.) serving in such capacity immediately following the Meeting, and to each other such director who may be duly appointed subsequent to the Meeting by the Company’s Board of Directors in 2020 (if any); and

(4)	Approval of an amendment to the Company’s Memorandum of Association and Articles of Association, to facilitate a change in the Company's formal name to "ICL" or to a similar name.

At the Meeting, we will also present and discuss our audited financial statements for the year ended December 31, 2019 as previously made available to our shareholders as part of our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on March 5, 2020, which may be accessed at www.sec.gov and via the “Investor” section of our Company’s website, www.icl-group.com, and as published on Magna (reference number 2020-02-018772).

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters.

Board Recommendation

Our Board of Directors recommends a vote FOR the election of each of the director nominees set forth in Item 1 and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on March 19, 2020. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on March 19, 2020, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”). See below “How You Can Vote.”

How You Can Vote

Shareholders of Record

If you are a shareholder of record (that is, a share certificate or book-entry position is registered in your name at our transfer agent), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company no less than 48 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting.

Shareholders in “Street Name”

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in “street name.” Your broker, bank or nominee will provide you with instructions that you must follow in order to have your shares voted. Because a beneficial holder is not a shareholder of record, if you are a beneficial holder and wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank or nominee that holds your shares giving you the right to vote the shares at the Meeting.

If a shareholder’s shares are held through a member of the TASE, such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“ “ISA” to the offices of the Company no less than four hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Aya Landman, Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to six hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares. If you are a beneficial owner of shares held through a TASE member and you wish to vote in person at the Meeting, you must deliver to us a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE.

Change or Revocation of Proxy

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person. If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to change your voting instructions, you must contact the TASE member through which you hold your shares.

Solicitation of Proxies

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about March 16, 2020 and will be solicited mainly by mail. Certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum

Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall be adjourned to April 30, 2020, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who hold in the aggregate at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall constitute a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

In the case of joint holders of Ordinary Shares, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters.

Vote Required for Approval of the Proposals

On March 4, 2020, 1,305,040,778 Ordinary Shares were outstanding.

Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting.

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of each of the proposals in Items 1-3.

In addition, the approval of the proposal in Item 3 is also subject to the fulfillment of one of the following additional voting requirements: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company. The Israeli Companies Law, 1999 (the “Israeli Companies Law”) requires that each shareholder voting on Item 3 inform the Company prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on Item 3 proposal and his/her/its vote will not be counted for the purposes of such proposal. For additional details, see Item 3.

The affirmative vote of the holders of 75% of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the proposal in Item 4.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of March 4, 2020 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

	Ordinary Shares
	Beneficially Owned(1)
Shareholder	Number	Percentage
Israel Corporation Ltd.(2)	587,178,761	45.86%

____________________

(1)	The percentages shown are based on 1,280,451,147 Ordinary Shares issued and outstanding as of March 4, 2020 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.“), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as joint controlling shareholders of Israel Corp. for purposes of the Israeli Securities Law, 1968 (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of the discretionary trust that has indirect control of Millennium, as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.94% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is the beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd., which indirectly holds 20% of the economic interest in Millennium. Mr. Ofer also holds directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any. As previously reported, Israel Corp. entered into certain forward sale agreement with respect to certain number of Ordinary Shares. Based on the information provided by Israel Corp., as of the date hereof settlement of such forward agreements was finalized, and Israel Corp. did not regain voting rights and dispositive power with respect to the Ordinary Shares that were subject to such forward agreements ("physical settlement"). Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a significant influence over the matters being presented for approval at the Meeting, including the election of the directors at the Meeting.

EXECUTIVE COMPENSATION

For information regarding the compensation incurred by us in relation to our five highest compensated officers in 2019, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our Annual Report on Form 20-F for the year ended December 31, 2019 (the “2019 20-F”), filed with the U.S. Securities and Exchange Commission (“SEC”) on March 5, 2020.

Item 1 – Election of Directors

According to our Articles of Association, we must have no less than seven and no more than 20 directors serving on our Board of Directors. Our Board of Directors is currently comprised of ten directors, including two external directors elected pursuant to the requirements of the Israeli Companies Law. A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

At the Meeting, all of our currently serving directors who are not external directors, Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Ovadia Eli, Reem Aminoach, Lior Reitblatt and Tzipi Ozer Armon, are standing for election, each to hold office until the close of the next Annual General Meeting of Shareholders and until each of their successors is duly appointed and qualified, unless any office is earlier vacated due to their earlier resignation or removal. All of the director nominees were elected to serve at our 2019 annual general meeting of shareholders, other than Ms. Ozer Armon who was appointed to serve as a director by our Board of Directors on January 16, 2020, to hold office until our next annual general meeting of shareholders and in accordance with our Articles of Association. Both of our external directors, Ms. Ruth Ralbag and Dr. Nadav Kaplan, will continue to serve in serve in accordance with their respective three-year terms until January 9, 2021 and August 19, 2021, respectively.

Lior Reitblatt and Tzipi Ozer Armon (as well as our external directors) qualify as independent directors under the Israeli Companies Law. Reem Aminoach, Lior Reitblatt and Ozer Armon (as well as our external directors) are deemed independent directors under the rules applicable to companies listed on the NYSE. Each of the director nominees has confirmed that he or she complies with all requirements of a director under the Israeli Companies Law, and possesses the necessary qualifications and is able to dedicate sufficient time, to fulfill his or her duties as a director of the Company, taking into consideration our company’s size and special needs.

We are not aware of any reason why any of the nominees, if elected, would be unable to serve as directors.

If elected at the Meeting, each director nominee who is not an officer or director of Israel Corp., will be paid an annual fee in the amount of NIS 365,000 (approximately $105,613) and per meeting attendance fees in an amount equal to the minimum fee payable to external directors of companies of the Company’s shareholders’ equity pursuant to the Companies Regulations (Rules Regarding Compensation and Expenses to External directors), 5760-2000 (the “Compensation Regulations”), as adjusted from time to time, currently NIS 2,438 (equivalent to approximately $705) per meeting for directors who do not meet the qualifications of an expert director and NIS 3,244 (equivalent to approximately $939) per meeting for directors who meet the qualifications of expert directors in accordance with the Compensation Regulations, in accordance with the approval of our shareholders. Effective as of January 9, 2021, the compensation of our external directors and all other directors that are entitled to compensation for their service in such capacity, will be reduced to the fixed annual and per meeting compensation amounts payable to expert directors under the

Compensation Regulations. The directors who are office holders of Israel Corp. (other than Mr. Yoav Doppelt) do not receive compensation from the Company for their services as Company directors; instead, their fees are included in the annual management fees we pay to Israel Corp. pursuant to our agreement with them. Mr. Yoav Doppelt, the Chief Executive Officer of Israel Corp., who serves as Executive Chairman of our Board of Directors, is entitled to compensation for services as the Executive Chairman of the Board as described in Item 6. 'Directors, Senior Management and Employees' – B. 'Compensation' of our 2019 20-F. In addition, if elected, each director will continue to benefit from the indemnification and exemption arrangements previously entered into with each of them, as well as from directors’ and officers’ liability insurance as we shall procure from time to time. The Company also covers and/or reimburses its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for the Company in their capacity as directors, in accordance with the Company's Compensation Policy and the Compensation Regulations. In addition, subject to the approval of the shareholders at the Meeting, we propose to grant to each director nominee (who is not an officer or director of Israel Corporation Ltd.), if elected at the Meeting, an annual equity-based compensation award for 2020, as further detailed in Item 3 below.

Nominees for Director

A brief biography of each nominee is set forth below, based upon the records of the Company and information provided to us by the nominees:

Yoav Doppelt. Mr. Doppelt, CEO of Israel Corp. Ltd. Previously served as CEO of Kenon Holdings Ltd., a global company (NYSE: KEN), and Executive Chairman of IC Power Ltd., a power generation company, from March 2014 to September 2017. Prior thereto, Mr. Doppelt was the founder and CEO of the Ofer Group’s private equity fund where he was involved in numerous investments in the private equity and technology sectors. Mr. Doppelt served as the Chief Executive Officer of XT Investments (formerly known as XT Capital and Ofer Hi-Tech) since 2001. Mr. Doppelt has actively led several public offerings of equity and debt offerings in the US and Europe, and he has extensive operational and global business experience with growth companies. Mr. Doppelt also serves as Chairman of OPC Energy Ltd. (TASE: OPC) as well as a director of Zim Integrated Shipping Services Ltd. Mr. Doppelt holds a BA in Economics and Management from the Technion – Israel Institute of Technology, and an MBA from Haifa University.

Aviad Kaufman. Mr. Kaufman is the chief executive officer of Quantum Pacific (UK) LLP, chairman of the board of Israel Corporation Ltd., a board member of Kenon Holdings Ltd., and other private companies, each of which may be associated with the same ultimate beneficiary, Mr. Idan Ofer. Previously, Mr. Kaufman served as chief financial officer of Quantum Pacific (UK) LLP (2008-2017). Mr. Kaufman served as director of international taxation and held various senior corporate finance roles at Amdocs Ltd. (2002-2007). Previously, Mr. Kaufman held various consultancy positions with KPMG. Mr. Kaufman is a certified public accountant and holds a BA in Accounting and Economics from the Hebrew University of Jerusalem (with honors), and an MBA majoring in Finance from Tel Aviv University.

Avisar Paz. Mr. Paz currently serves as the Chairman of the Board of Directors of O.P.C. Energy Ltd. and as a director of several subsidiaries of Israel Corporation. Previously, Mr. Paz served as the Chief Executive Officer of Israel Corporation and beforehand as the Chief Financial Officer of Israel Corporation. Mr. Paz holds a B.A. in Economics and Accounting from Tel-Aviv University and is a certified public accountant in Israel (CPA).

Sagi Kabla. Mr. Kabla is the Chief Financial Officer of Israel Corporation since December 2015. Mr. Kabla serves as a director in Bazan Group and previously served as Senior Executive of Business Development, Strategy and IR of Israel Corporation. Prior to joining Israel Corp., Mr. Kabla held various management roles in KPMG Corporate Finance and M&A. Mr. Kabla holds a B.A. in Economics and Accounting from Bar-Ilan University, an MBA (Finance) from COMAS and is a qualified as certified public accountant (Isr.).

Ovadia Eli. Mr. Eli is Chairman of the Board of Oil Refineries Ltd. Mr. Eli served as Chairman of the Board of the Israel Airports Authority, Israel Military Industry (I.M.I), Shmanim Besisyim Haifa Ltd. and I.C.P.I. Mr. Eli was a member of the Boards of Directors of Salt Industries Israel Ltd., Shaarei Ribit Ltd., Zim Integrated Shipping Services Ltd. and OPC Rotem Ltd. Mr. Eli holds a BA in educational counseling and bible studies from Haifa University and is a graduate of the Lifshitz Teachers College in Jerusalem.

Reem Aminoach. Mr. Aminoach currently serves as a director of Israel Aerospace Industries. Until recently, Mr. Aminoach served as the founding partner of the accounting firm Shtainmetz Aminoach & Co. During his military service, Mr. Aminoach, Brigadier General, served as a member of the General Staff Forum of the IDF, Head of Budgets at the Ministry of Defense, financial advisor to the IDF Chief of Staff and Head of the IDF Budget Division. Previously, Mr. Aminoach served as a director of Ofer Investments Ltd. and as a director and Chairman of the Audit Committee at Zim Ltd., of the Israel Corporation group. Mr. Aminoach also served as a member of the Board of Governors of Hadassah Medical Center. Mr. Aminoach is a Certified Public Accountant, and holds a BA in Accounting and Economics Tel-Aviv University (academic honors, Dean's honor list) and MBA in business administration, both from Tel-Aviv University.

Lior Reitblatt. Mr. Reitblatt served as CEO and Chairman of the board of directors of Super-Pharm (Israel) Ltd. Mr. Reitblatt has also previously served, among other things, as Chairman of the board of directors of Life Style Ltd. and member of the board of directors of Office Depot Israel Ltd. Mr. Reitblatt and holds a BA in Accounting and Economics from Tel Aviv University and an MBA from the University of California, Berkeley and is a certified public accountant.

Tzipi Ozer Armon. Ms. Ozer Armon is the CEO of Lumenis Ltd. Before joining Lumenis, Ms. Ozer-Armon headed the Japanese market activities of Teva Pharmaceutical Industries Ltd. and served as Senior Vice President of Sales and Marketing at SanDisk. Previously, Ms. Ozer-Armon also served as VP & General Manager at MSystems. Ms. Ozer-Armon is also a director at Itamar Medical Ltd., Rambam MedTech, Israel’s National Technological Innovation Authority’s Commission and Tel Aviv University. Ms. Ozer-Armon holds a BA (magna cum laude) in Economics and MBA majoring in Finance and Marketing, both from Tel Aviv University and is an AMP graduate of the Harvard Business School.

Proposed Resolutions

It is therefore proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Yoav Doppelt be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Aviad Kaufman be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Avisar Paz be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Sagi Kabla be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Ovadia Eli be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Reem Aminoach be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Lior Reitblatt be elected to serve as a director of the Company, effective immediately, until the next annual general meeting of shareholders or until his earlier resignation or removal.”

“RESOLVED, that Tzipi Ozer Armon be elected to serve as a director the Company, effective immediately, until the next annual general meeting of shareholders or until her earlier resignation or removal.”

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the election of each of the director nominees named above.

The Board of Directors recommends a vote FOR the election of each nominee for director named above.

Item 2 – Reappointment of Somekh Chaikin, a Member Firm of KPMG International, as our Independent Auditor

At the Meeting, pursuant to the approval and recommendation of our Audit and Accounting Committee, the shareholders will be asked to approve the reappointment of Somekh Chaikin, a Member Firm of KPMG International, independent certified public accountants in Israel, as our independent auditor until the close of our next Annual General Meeting of Shareholders.

In accordance with our Articles of Association, our Board of Directors has the authority to determine the fees paid to our independent auditor. As contemplated by the Sarbanes-Oxley Act of 2002, our Board of Directors has delegated this authority to our Audit and Accounting Committee.

For additional information regarding the fees of Somekh Chaikin for 2019, please see Item 16C. “Principal Accountant Fees and Services” of our 2019 20-F.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Somekh Chaikin, a Member Firm of KPMG International, be reappointed as the independent auditors of the Company until the Company's next annual general meeting of shareholders.”

Required Approval

The affirmative vote of the holders of a majority of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the proposed resolution.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 3 – Approval of equity-based compensation for fiscal year 2020 to certain directors.

At the Meeting, our shareholders will be asked to approve an annual equity-based award for fiscal year 2020, consisting of restricted Ordinary Shares, to each of our directors (who are not executives or directors of Israel Corp.), namely Avisar Paz, Ovadia Eli, Reem Aminoach, Lior Reitblatt, Nadav Kaplan, Ruth Ralbag and Ozer Armon (collectively, the “Non-Executive Directors”), that will be serving in such capacity following the Meeting. Accordingly, if any of our director nominees is not elected at the Meeting, he/she shall not be entitled to the equity-based award.

Under the Israeli Companies Law, the compensation of directors, including the award of equity-based compensation, generally requires the approval of the Compensation Committee, Board of Directors and shareholders, in that order. Subject to the approval of the shareholders, on November 3, 2019 and on March 4, 2020, our HR & Compensation Committee (the “Compensation Committee”) and Board of Directors , respectively, approved the award to the Non-Executive Directors of the equity-based compensation described below, which is in compliance with the Company’s Compensation Policy for Office Holders, as approved by our shareholders at the 2019 Annual General Meeting held on June 27, 2019 (the “Compensation Policy”).

Proposed equity-based compensation:

The proposed equity-based compensation award for 2020, which, if approved, would be granted on the date of the Meeting, consists of restricted Ordinary Shares, with a value per grant of NIS 310,000 (approximately $89,699) and with respect to Ms. Ozer Armon, a pro rata grant based on the date of her appointment as a director on January 16, 2020, with a value of NIS 297,083 (approximately $85,962) (the “Restricted Shares”).

Based on the indicative closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the approval of the grant by our Board of Directors, which was NIS 12.65 (approximately $3.66) per share, each of the Non-Executive Directors serving following the Meeting (other than Ms. Ozer Armon) would be entitled to 24,506 Restricted Shares and Ms. Ozer Armon (if elected) would be entitled to 23,485 Restricted Shares. The actual number of Restricted Shares that will be issued to each applicable director, however, will be determined according to the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of the Meeting. The Restricted Shares will fully vest in three equal tranches over a period of three years, commencing January 1, 2020 or with respect to Ms. Ozer Armon, commencing January 16, 2020, the date of her appointment as a director, such that 33.33% of the Restricted Shares will vest on each of the three anniversaries of the vesting commencement date. Assuming that all of the director nominees are elected at the Meeting, based on the indicative closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the approval of grant by our Board of Directors, an aggregate of 170,521 Restricted Shares would be issued to the seven Non-Executive Directors, constituting less than 0.0001% of the Company’s issued and outstanding share capital and voting rights.

If a director (who is not an executive or director of Israel Corp) is duly appointed by our Board of Directors in 2020 subsequent to the Meeting and prior to our next annual general meeting of shareholders in accordance with our Articles of Association, he or she will receive a pro-rata award of such equity-based compensation on the same terms and conditions described above, such that the number of Restricted Shares will be determined based on an award value of NIS 310,000 and the pro-rata 2020 period from the date of his/her appointment, calculated based on the closing price of the Ordinary Shares on the TASE on the trading day immediately preceding the date of his/her appointment.

The Restricted Shares shall be awarded under and shall be subject to our Equity Compensation Plan (2014), as amended in June 2016 (the “Equity Plan”). In accordance with the Equity Plan, the Board has determined that the vesting of the Restricted Shares would fully accelerate if the holder ceases to serve as a director of the Company, unless he/she ceased to hold office due to those certain circumstances regarding early termination of office or imposition of enforcement measures, as set forth in Sections 231-232a and 233(2) of the Israeli Companies Law.

The Restricted Shares granted to directors who are Israeli residents will be issued pursuant to the capital gains route under Section 102 of the Israeli Income Tax Ordinance [New Version], 1961, which, among other things, conditions the applicable tax benefits upon restricted shares being held by an Israeli trustee for two years after the date of grant.

Until vested, the Restricted Shares will not be transferable and will be held by the trustee. Any dividends or other distribution paid in respect of unvested Restricted Shares will be held in trust by the trustee until such shares have vested. The voting rights in respect of unvested Restricted Shares will be exercised by the trustee.

In accordance with the Equity Plan, the Board of Directors has determined that the Non-Executive directors will not pay the par value of the Restricted Shares upon their grant and that the Company will capitalize a portion of its profits into share capital in an amount equal to the par value, in accordance with the Israeli Companies Law.

Reasons for the Proposal

We believe that by granting equity-based compensation to the Non-Executive Directors, we provide direct economic alignment between such directors and our shareholders. The proposed vesting schedule of the Restricted Shares is in line with our Compensation Policy, which provides for a gradual three-year vesting schedule. Furthermore, the Compensation Regulations require that all of our non-executive directors receive the same compensation.

The Compensation Committee and Board of Directors noted in their approval that the proposed equity-based compensation, together with the cash compensation paid to our directors (as described in Item 1 above), is intended to compensate the Non-Executive Directors for their services and their contributions to our development and in order to assist to ensure the Company’s continued ability to attract and retain Board members of the highest professional level and reputation, domestically and internationally. In particular, the Compensation Committee and Board of Directors noted that the purpose of the proposed grant of Restricted Shares is to motivate the directors to seek to enhance long-term shareholder value by aligning their interests with those of our shareholders. They further noted that the overall compensation of the directors, including the proposed equity-based grant is reasonable, taking into consideration, among other things, the amount of time and effort required by our directors and in view of their responsibilities as directors of our company, an Israeli public company dual-listed on the TASE and NYSE. In addition, the proposed equity based compensation, along with the overall compensation package for the Non-Executive Directors, is intended to provide the same compensation to all of our Non-Executive Directors (including external directors). In light of all of the above, the Compensation Committee and Board of Directors believes that the proposed equity-based compensation is in the best interest of the Company and our shareholders.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the award of equity-based compensation to each of the Non-Executive Directors that shall serve in such capacity following the Meeting, and to each other such director who may be duly appointed subsequent to the Meeting by the Company’s Board of Directors in 2020 (if any), in such amounts and with such terms and conditions as described in Item 3 of the Proxy Statement for the Meeting, be, and the same hereby is, approved. “

Required Approval

Pursuant to the Israeli Companies Law and the Compensation Regulations, the approval of the payment of the equity-based compensation to the Non-Executive Directors requires the affirmative vote of a majority of the Ordinary Shares present, in present or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (other than a personal interest that is not the result of the shareholder's relationship with a controlling shareholder) voted in favor of the matter (abstentions and broker non-votes are disregarded); or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution voted against the proposal does not exceed two percent of the outstanding voting power in the Company.

Shareholders are required to notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder of the Company or has a personal interest in this proposal as a condition for a shareholder to be entitled to vote on this proposal and his/her/its vote to be counted for purposes of this proposal. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether they are a controlling shareholder of the Company and whether or not they have a personal interest in this matter.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal and his/her/its vote will not be counted for the purposes of this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder, or the spouse of any of the foregoing, or a personal interest of a company in which the shareholder (or any such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting rights or has the right to appoint a director or the chief executive officer; (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal; and (iii) excludes a personal interest arising solely from the ownership of our Ordinary Shares.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

Item 4 – Amendment to our Memorandum and Articles of Association, to facilitate a change in the Company's formal name to "ICL" or to a similar name

According to our Memorandum of Association and Articles of Association, our name is "ISRAEL CHEMICALS LTD." As we conduct our operations under our brand name “ICL” and the ICL brand name is more greatly recognized (including by our customers and employees), our Board of Directors believes that the Company would greatly benefit from aligning our Company name with the recognized brand name. Accordingly, on March 4, 2020, our Board of Directors approved, and recommends that the shareholders approve, to change our Company name to "ICL Ltd.", or a similar name as shall be approved by the Israeli Register of Companies. The name change will not have any effect on the rights of our existing shareholders.

In the event that the proposed name change is not approved by the Israeli Registrar of Companies, our Chief Executive Officer and the Chairman of our Board of Directors will be authorized to select a similar name containing the name “ICL” in combination with another word or expression or to leave the name unchanged. The change of the Company’s name (if approved at the Meeting) will become effective following the approval and authorization of the Israeli Register of Companies and receipt of a Name Change Certificate.

Proposed Resolution

It is therefore proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Memorandum of Association and Articles of Association to facilitate the change in the Company's name from “Israel Chemicals Ltd.” to “ICL Ltd.” Or, to the extent this name is not approved by the Israeli Register of Companies, to a similar name containing the name “ICL”, as approved by our Chief Executive Officer and Chairman of the Board of Directors.”

Required Approval

The affirmative vote of the holders of 75% of the voting power in the Company present at the Meeting, in person or by proxy, and voting on the matter, is required for the approval of the proposed resolution.

Under the Israeli Companies Law and our Articles of Association, the amendment of our Articles of Association requires an ordinary majority; however, as under the Israeli Companies Law the approval of an amendment to our Memorandum of Association requires a special majority of 75% of the voting power represented at a general meeting of shareholders and voting on the matter, the approval of the proposed resolution is subject to the 75% special majority described above.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

PRESENTATION AND DISCUSSION OF THE 2019 AUDITED FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2019 will be presented. Our audited financial statements for the year ended December 31, 2019, are included in the 2019 20-F. The SEC maintains a website that contains reports, proxy and information statements and other information that we file electronically with the SEC at http://www.sec.gov. These SEC reports are also available on our website at www.icl-group.com under “Investors—Reports—Financial Reports”. These reports are not a part of this Proxy Statement.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the 2020 Annual General Meeting of Shareholders must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal at a future shareholder meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting, by submitting such proposal within seven days of publication of a company’s notice with respect to its general meeting of shareholders. Accordingly, any such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: ICL Corporate Secretary. For a shareholder proposal to be considered for inclusion at the Meeting, our Corporate Secretary must receive the written proposal together with the accompanying documentation and information required to be submitted under Israeli law, no later than March 16, 2020. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law for inclusion on the agenda for the Meeting, we will publish a revised agenda for the Meeting no later than March 23, 2020, by way of issuing a press release or submitting a Current Report on Form 6-K to the SEC and the ISA.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202, Israel, Attn.: Corporate Secretary, no later than April 13, 2020. Any position statement received will be filed on a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

Other than as set forth above, we are not aware of any other business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with the judgment and recommendation of the Board of Directors.

By Order of the Board of Directors,
Aya Landman
ICL Corporate Secretary

Dated: March 9, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Corporate Secretary

Date: March 9, 2020

EXHIBIT INDEX

Exhibit No.	Description
99.1	Form of Proxy Card